General Statement of Acquisition of GEHL Shares by John Buhler
Opening Balance      Date          Bought   Sold   Cost   Closing Balance
333,950
                     May 28, 2003   2000    0      8.70   335,950
                     May 28, 2003   1600    0      8.65   337,550
                     May 29, 2003   2000    0      8.60   339,550
                     May 30, 2003   2000    0      8.80   341,550
                     May 30, 2003  12000    0      8.85   353,550
                     May 30, 2003   1300    0      8.80   354,850
